                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                              ---------------------

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                              (AMENDMENT NO. 1)(1)


                                 S1 Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   814279 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  March 5, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]      Rule 13d-1(b)

    [x]      Rule 13d-1(c)

    [ ]      Rule 13d-1(d)


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(1)     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


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CUSIP NO. 814279105           SCHEDULE 13G/A NO.1                    Page 2 of 7

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON: Intuit Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 770034661
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware Corporation
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      - 0 -
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   5,550,000(1)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    - 0 -
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      5,550,000(1)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,550,000(1)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                     [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.65% (see Item 4)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------


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(1) Shared only by virtue of the fact that Intuit Ventures Inc. ("IVI"), the record holder of the shares, is a wholly-owned subsidiary of Intuit Inc. ("Intuit"). Intuit disclaims beneficial ownership of the shares under Rule 13d-3.


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CUSIP NO. 814279105            SCHEDULE 13G/A NO.1                   Page 3 of 7

--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSON: Intuit Ventures Inc.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS: 99-3346525
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware Corporation
--------------------------------------------------------------------------------
                              (5)     SOLE VOTING POWER
                                      - 0 -
                              --------------------------------------------------
           NUMBER OF          (6)     SHARED VOTING POWER
             SHARES                   5,550,000(2)
          BENEFICIALLY        --------------------------------------------------
            OWNED BY          (7)     SOLE DISPOSITIVE POWER
              EACH                    - 0 -
           REPORTING          --------------------------------------------------
          PERSON WITH         (8)     SHARED DISPOSITIVE POWER
                                      5,550,000(2)
                              --------------------------------------------------

(9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,550,000(2)
--------------------------------------------------------------------------------
(10)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        SHARES*                                                     [ ]
--------------------------------------------------------------------------------
(11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
        10.65% (see Item 4)
--------------------------------------------------------------------------------
(12)    TYPE OF REPORTING PERSON*
        CO
--------------------------------------------------------------------------------

----------

(2) Shared only by virtue of the fact that IVI is a wholly-owned subsidiary of Intuit

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CUSIP NO. 814279105            SCHEDULE 13G/A NO.1                Page 4 of 7


ITEM 1(a).  NAME OF ISSUER:                  S1 Corporation

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL    3390 Peachtree Road, Suite 1700
            EXECUTIVE OFFICES:               Atlanta, Georgia  30326

ITEM 2(a).  NAME OF PERSON FILING:           (i)  Intuit Inc.
                                             (ii) Intuit Ventures Inc.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS    (i)  2535 Garcia Avenue
            OFFICE, OR IF NONE, RESIDENCE:        Mountain View, California
                                                  94043
                                             (ii) 1285 Financial Boulevard
                                                  Reno, NV 89502-7103

ITEM 2(c).  CITIZENSHIP:                     (i)  (a Delaware Corporation)
                                             (ii) (a Delaware Corporation)

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:    Common Stock

ITEM 2(e).  CUSIP NUMBER:                    814279 10 5 (Security First)

ITEM 3.     IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
            (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ] Broker or dealer registered under Section 15 of the Exchange
                    Act.

        (b)     [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ] Insurance company as defined in Section 3(a)(19) of the
                    Exchange Act.

        (d)     [ ] Investment company registered under Section 8 of the
                    Investment Company Act.

        (e)     [ ] An investment adviser in accordance with Rule
                    13d-1(b)(1)(ii)(E).

        (f)     [ ] An employee benefit plan or endowment fund in accordance with 13d-1(b)(1)(ii)(F).

        (g)     [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ] A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act.

        (i)     [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

        (j)     [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box.

ITEM 4.  OWNERSHIP

        (a) Amount beneficially owned: 5,550,000. INCLUDES 4,579,187 SHARES SUBJECT TO AN OPTION. THE NUMBER OF SHARES SUBJECT TO SUCH OPTION MAY INCREASE BY UP TO 445,000, IN AN AMOUNT EQUAL TO 9.9%, ROUNDED TO THE NEAREST WHOLE NUMBER, OF THE NUMBER OF SHARES OF COMMON STOCK OF S1 CORPORATION ("S1") PURCHASED PURSUANT TO SECTION 1.2 OF THAT CERTAIN STOCK PURCHASE AGREEMENT II DATED AS OF SEPTEMBER 21, 1999 BY AND AMONG THE S1, FICS GROUP N.V., THE INDIVIDUALS AND ENTITIES WHO ARE SIGNATORIES THERETO, AND AS MAY BE JOINED


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CUSIP NO. 814279105            SCHEDULE 13G/A NO.1                  Page 5 of 7


BY OTHER INDIVIDUALS AND ENTITIES FROM TIME TO TIME; PROVIDED THAT INTUIT MAY NOT EXERCISE THE OPTION FOR A NUMBER OF SHARES WHICH WOULD RESULT IN IT BENEFICIALLY OWNING MORE THAN 5,995,000 SHARES. INTUIT HAS CONTRIBUTED TO IVI ALL 5,550,000 SHARES OF THE COMMON STOCK OF S1 CORPORATION PREVIOUSLY BENEFICIALLY OWNED BY INTUIT. THIS TRANSFER WAS EFFECTED IN CONJUNCTION WITH OTHER CONTRIBUTIONS TO IVI OF EQUITY SECURITIES IN INTUIT'S INVESTMENT PORTFOLIO. INTUIT OWNS 100% OF THE ISSUED AND OUTSTANDING CAPITAL STOCK OF IVI.

        (b) Percent of class: 10.65%

        (c) Number of shares as to which such person has:

               (i)    Sole power to vote or to direct the vote:  -0-

               (ii) Shared power to vote or to direct the vote: 5,550,000. SHARED ONLY BY VIRTUE OF THE FACT THAT IVI, THE RECORD HOLDER OF THE SHARES, IS A WHOLLY-OWNED SUBSIDIARY OF INTUIT. INTUIT DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES UNDER RULE 13d-3.

               (iii)  Sole power to dispose or to direct the disposition:  -0-


               (iv)   Shared power to dispose or to direct the disposition of:
                      5,550,000. SHARED ONLY BY VIRTUE OF THE FACT THAT IVI, THE RECORD HOLDER OF THE SHARES, IS A WHOLLY-OWNED SUBSIDIARY OF INTUIT. INTUIT DISCLAIMS BENEFICIAL OWNERSHIP OF THE SHARES UNDER RULE 13d-3.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not Applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.


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CUSIP NO. 814279105            SCHEDULE 13G/A NO.1                   Page 6 of 7


ITEM 10.  CERTIFICATION.

        Because this statement is filed pursuant to Rule 13d-1(c), the following certification is included:

        By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  March 13, 2000

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer


                                            Intuit Ventures Inc.


                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President


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CUSIP NO. 814279105            SCHEDULE 13G/A NO.1                  Page 7 of 7


                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G/A and to all amendments to such statement.

        IN WITNESS WHEREOF, the undersigned hereby execute this agreement on March 13, 2000.

                                            Intuit Inc.


                                            /s/ Greg J. Santora
                                            ------------------------------------
                                            Greg J. Santora
                                            Senior Vice President and
                                            Chief Financial Officer


                                            Intuit Ventures Inc.


                                            /s/ Barry Simcoe
                                            ------------------------------------
                                            Barry Simcoe
                                            President